Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

____________

Via EDGAR and United Parcel Service

Susan Block

Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enerpulse Technologies, Inc.

Form 8-K

Filed September 10, 2013

File No. 000-54092

Dear Ms. Block:

On behalf of Enerpulse Technologies, Inc. (the “Company”), we are responding to the comments in the letter from the Staff dated October 8, 2013, relating to the Company’s Current Report on Form 8-K filed on September 10, 2013, as amended by the Company’s Current Report on Form 8-K/A filed on September 20, 2013 (collectively, the “Initial Report”). We are including a courtesy marked copy of the Company’s Amendment No. 2 to the Current Report on Form 8-K (the “Amended Report”) indicating the changes made thereon from the Initial Report filed with the Commission.

The responses below have been numbered to correspond with the comments in your October 8, 2013 letter.

Section 2 – Financial Information, page 2

Item 2.01. Completion of Acquisition or Disposition of Assets, page 2

The Merger, page 2

1.	Please refer to the first paragraph on page 3 regarding representations and warranties in the Merger Agreement. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for disclosing all material information.

Securities and Exchange Commission

Division of Corporate Finance

______________

Company Response 1:

The Company hereby acknowledges that notwithstanding the inclusion of a general disclaimer regarding the accuracy of, and investor use of, representations and warranties in the Merger Agreement, that it is responsible for disclosing all material information.

Description of Business, page 5

Glossary of Industry Terms, Page 6

2.	Please revise to define “HC” which we note is used in the definition of “Emissions.” Please also define “fuel ratios” and EGR dilution which are used on page 11.

Company Response 2:

The Company respectfully informs the Staff that the Initial Report has been revised to include the requested information. Please see the Glossary of Industry Terms on page 7 and the revised disclosure on page 11 of the Amended Report.

Our Current Business, page 8

3.	In one of the opening paragraphs, please include your revenues and net loss for the most recent audited period and any interim stub to provide a financial snapshot of your company.

Company Response 3:

The Company respectfully informs the Staff that the Initial Report has been revised to include the requested information. Please see the fourth paragraph of “Our Current Business—Overview” on page 8 of the Amended Report.

4.	We note your statement that your patented technology is called Precise Combustion Ignition technology. Please clarify if your product is the only PCI technology on the market or if there are others selling PCIs or similar technology.

Company Response 4:

The Company respectfully informs the Staff that the Initial Report has been revised to include the requested information. Please see page 8 of the Amended Report.

Securities and Exchange Commission

Division of Corporate Finance

______________

Overview, page 8

5.	Please provide us with the support for the basis of your claim on page 8 that your product improves engine torque and throttle response, your stated belief on page 8 that your product improves performance in IC engines operating on alternative fuels, the claims under “Our Solution” on page 11 that it improves engine starting, creates leaner fuel ratios, and has a higher EGR dilution, and the statement on page 14 that you believe “the PCI plug’s combustion process also improves engine performance with better responsiveness, quicker acceleration and greater towing capacity.” Please advise us the extent to which each of these claims has been substantiated by an impartial third party and, if so, please provide us with the support.

Company Response 5:

The Company respectfully informs the Staff that pursuant to a telephone conversation with the Staff, the Company has supplementally provided the Staff supporting documents for the basis of these various claims.

Natural Gas Markets (Stationary and Mobile), page 8

6.	With a view to revised disclosure please clarify what you mean by “[yo]ur PCI technology has also been nominated for all vehicles of Vision Automotive.”

Company Response 6:

The Company respectfully informs the Staff that the Initial Report has been revised to include the requested clarification. Please see page 8 of the Amended Report.

Industry, page 9

7.	Please revise the fourth paragraph on page 10 to disclose the current number of NGV refueling stations, if practicable, or advise.

Company Response 7:

The Company respectfully informs the Staff that the Initial Report has been revised to include the requested information. Please see page 10 of the Amended Report.

Automotive OEM Market, page 10

8.	We note your statement in the first paragraph that the advent of sophisticated engine technology “is requiring more energy to ignite the fuel in IC engines” in order to reach the mandated levels for fuel economy and tailpipe emissions. To the extent that there may be other means to improve fuel economy and tailpipe emissions please tell us why engine technology is “requiring” that the improvements come from more energy to ignite the fuel rather than from other technological improvements.

Securities and Exchange Commission

Division of Corporate Finance

______________

Company Response 8:

The Company respectfully informs the Staff that it is unaware of any means or other technological improvements to improve fuel economy and tailpipe emissions.

Our Growth Strategy, page 12

9.	Please revise to balance the statement that you “believe this approach will quickly convince other automotive OEMs to adopt PCI technology” to state that there is no guarantee that this will occur. Please also similarly revise the statement on page 15 that you “believe adoption of PCI technology will commence in early 2014” and the statement on page 16 that you “expect sales in the natural gas engine segment to commence in the fourth quarter of 2013 and should increase in 2014.”

Company Response 9:

The Company respectfully informs the Staff that the Initial Report has been revised to include the requested statements. Please see pages 12, 15 and 16 of the Amended Report.

10.	You indicate under “Continue Collaborative Testing” that your strategy is to secure adoption on one or two existing OEM engine platforms to validate PCI technology. Please clarify if PCI technology has been validated or if anyone is currently using PCI technology.

Company Response 10:

The Company respectfully informs the Staff that the Initial Report has been revised to include the requested information. Please see page 12 of the Amended Report.

11.	In this regard, we note at page 9 that you currently sell in the aftermarket, but here you refer to validating PCI technology. Please clarify at what stage in the process you are in, for selling your parts at retail, versus selling to automotive OEMs.

Securities and Exchange Commission

Division of Corporate Finance

______________

Company Response 11:

The Company respectfully informs the Staff that the Initial Report has been revised to include the requested clarification. Please see page 12 of the Amended Report.

Internal Construction Comparison, page 14

12.	Please clarify if your PCI technology has been tested and proven to reduce tailpipe emissions. If it has not, please clarify this.

Company Response 12:

The Company respectfully informs the Staff that the Initial Report has been revised to include the requested clarification. Please see page 14 of the Amended Report.

Product Development, page 15

13.	Please explain to us the basis for your statement that “[f]uture engine technology advances will require more energy transfer with reliable combustion.”

Company Response 13:

The Company respectfully informs the Staff that the Initial Report has been revised to address this comment. Please see page 15 of the Amended Report.

14.	Please revise to state whether you have actually begun “Phase I” and “Phase II” commercialization. If you have, please explain how far along you are.

Company Response 14:

The Company respectfully informs the Staff that the Initial Report has been revised to include the requested information. Please see page 15 of the Amended Report.

Competition, page 18

15.	We note the statement that you believe Bosch laser technology has “thus far proven to be very expensive and problematic.” Please refrain from making negative statements about your competitors. As such, please also delete references to what Bosch is focusing on.

Securities and Exchange Commission

Division of Corporate Finance

______________

Company Response 15:

The Company respectfully informs the Staff that the Initial Report has been revised to delete the last two paragraphs of the “Competition” section to address this comment. Please see page 18 of the Amended Report.

Risk Factors, page 20

16.	Please add a risk factor addressing the fact that, as stated on page 38, Enerpulse believes that its cash on hand and working capital will not be sufficient to meet its anticipated cash requirements for the next 12 months. Disclose the estimated date at which you will run out of funds without the addition of capital.

Company Response 16:

The Company respectfully informs the Staff that it has revised the Initial Report to include the requested risk factor. Please see page 20 of the Amended Report.

The automotive industry is subject to intense competition, page 27

17.	Please provide a separate risk factor addressing the risk that if you are able to provide products to OEMs they may exert significant pricing pressures on you.

Company Response 17:

The Company respectfully informs the Staff that it has revised the Initial Report to include the requested risk factor. Please see page 28 of the Amended Report.

Management’s Discussion and Analysis, page 32

18.	To give investors a better understanding of the impact of raw materials costs to you, please quantify and discuss each significant component of costs comprising cost of sales. Please also revise your results of operations discussions to separately disclose, quantify, and discuss the underlying reasons for each material variance in each significant component of cost of sales.

Company Response 18:

The Company respectfully informs the Staff that the Initial Report has been revised to include the requested information. Please see page 37 of the Amended Report.

Securities and Exchange Commission

Division of Corporate Finance

______________

Contractual Obligations, page 40

19.	We note that your table of contractual obligations excludes interest payments. Because the table of contractual obligations is aimed at increasing transparency of cash flow, we believe that registrants should include scheduled interest payments in the table. To the extent that the interest rates are variable and unknown, you may use judgment to determine whether or not to include estimates of future interest payments. You may also determine the appropriate methodology to estimate interest payments. The methodology should be clearly explained in a footnote to the table. Please revise your table to include interest payments or add additional disclosure to explain why you believe that showing interest payments is not meaningful.

Company Response 19:

The Company respectfully informs the Staff that the Initial Report has been revised to include the requested information. Please see page 40 of the Amended Report.

Security Ownership After the Merger, page 41

20.	For each entity listed, please include the natural person who has voting and dispositive power with regards to the shares.

Company Response 20:

The Company respectfully informs the Staff that the Initial Report has been revised to include the requested information. Please see footnotes (6) – (8) and (10) to the chart reflecting Security Ownership After the Merger on pages 42-44 in the Amended Report.

Exhibits, page 65

21.	Please revise to file signed agreements for each of exhibits 10.1, 10.8, and 10.11.

Company Response 21:

The Company respectfully informs the Staff that signed versions of each of exhibits 10.1, 10.8, and 10.11 have been filed with the Amended Report.

Securities and Exchange Commission

Division of Corporate Finance

______________

Exhibit 99 (A)

Statements of Operations, page F-4

22.	Please revise your financial statements to present earnings per common share for all periods. Similarly revise your statements of operations for the six months ended June 30 as presented on page F-3 in Exhibit 99(B).

Company Response 22:

The Company respectfully informs the Staff that the financials statements, including the accompanying notes, attached to the Initial Report have been revised to present the requested information. Please see page F-4 and F-28 of Exhibit 99(A) and page F-3 and F-14 of Exhibit 99(B) in the Amended Report.

23.	As a related matter, we note that as a result of the transaction, the outstanding preferred stock and related warrants were converted to common stock and warrants to purchase common stock. Please revise the face of the statement of operations as of December 31, 2012 and the face of the balance sheet and income statement as of and for the interim period ended June 30, 2013 to reflect this significant change in capitalization in the form of pro forma earnings per share and a pro forma balance sheet. This pro forma information should only give effect to the recapitalization.

Company Response 23:

The Company respectfully informs the Staff that the financial statements, including the accompanying notes, attached to the Initial Report have been revised to present the requested information. Please see pages F-5 and F-28 of Exhibit 99(A) and pages F-2, F-3 and F-14 of Exhibit 99(B) in the Amended Report.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

24.	Please revise your disclosure to more specifically describe the revenue recognition policy for your business. Similar revisions should be made to your interim financial statements in Exhibit 99(B).

Company Response 24:

The Company respectfully informs the Staff that the footnotes to the financials statements attached to the Initial Report have been revised to include the requested information. Please see page F-9 of Exhibit 99(A) and page F-8 of Exhibit 99(B) in the Amended Report.

Securities and Exchange Commission

Division of Corporate Finance

______________

Inventory, page F-10

25.	Please revise your disclosure here to include your policy for identifying excess and obsolete inventory.

Company Response 25:

The Company respectfully informs the Staff that the footnotes to the financials statements attached to the Initial Report haves been revised to include the requested information. Please see page F-10 of Exhibit 99(A) in the Amended Report.

Warranties, page F-12

26.	Please revise this note to state the amount of warranty expense recorded in each year an income statement is presented.

Company Response 26:

The Company respectfully informs the Staff that the footnotes to the financials statements attached to the Initial Report haves been revised to include the requested information. Please see page F-12 of Exhibit 99(A) in the Amended Report.

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated October 8, 2013. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark C. Lee Mark C. Lee Shareholder

Encl.

Securities and Exchange Commission

Division of Corporate Finance

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ACKNOWLEDGEMENT

In connection with Enerpulse Technologies, Inc.’s (the “Company”) letter dated October 18, 2013 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ENERPULSE TECHNOLOGIES, INC.

/s/ Joseph E. Gonnella
Joseph E. Gonnella, Chief Executive Officer